Exhibit 99.1

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Gil Messing
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES LTD. SHAREHOLDERS
APPROVE ALL 2023 ANNUAL GENERAL MEETING PROPOSALS

SAN CARLOS, CA – August 3, 2023 Check Point® Software Technologies Ltd. (NASDAQ: CHKP) today announced that shareholders approved all five proposals presented at the 2023 Annual General Meeting.  Approximately 93.6 million shares, representing approximately 80% of the shares outstanding as of the record date, were voted at the meeting. Check Point would like to thank shareholders for the support and confidence they have in the company and its employees.

For more information on the agenda items, please see the company’s proxy statement for the annual general meeting of shareholders:

http://www.checkpoint.com/about-us/investor-relations/annual-general-meeting/

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to corporate enterprises and governments globally.  Check Point Infinity´s portfolio of solutions protects enterprises and public organisations from 5th generation cyber-attacks with an industry leading catch rate of malware, ransomware and other threats. Infinity comprises three core pillars delivering uncompromised security and generation V threat prevention across enterprise environments: Check Point Harmony, for remote users; Check Point CloudGuard, to automatically secure clouds; and Check Point Quantum, to protect network perimeters and datacenters, all controlled by the industry’s most comprehensive, intuitive unified security management. Check Point protects over 100,000 organizations of all sizes.

©2023 Check Point Software Technologies Ltd. All rights reserved

©2023 Check Point Software Technologies Ltd.
All rights reserved         |         P.   1